Exhibit 99.1

Thomson Reuters Announces Two New Leadership Appointments to Drive Innovation and Integration

Kirsty Roth appointed Chief Operations and Technology Officer;

David Wong appointed Chief Product Officer

TORONTO, July 21, 2020 – Thomson Reuters (TSX/NYSE: TRI) today announced the appointment of two key executives to the leadership team under Steve Hasker, president and CEO of Thomson Reuters.

“I am pleased to welcome Kirsty Roth as our Chief Operations and Technology Officer, and David Wong as our new Chief Product Officer,” said Hasker.

“As a business whose customers truly value our solutions, we now need to reimagine the customer experience by providing them with a world-class experience from the front-end to the back-end, particularly in today’s environment. We are determined to enhance both innovation and integration across the company and to do so means we must attract world-class talent to help drive the business forward. In Kirsty and David, I am confident we have two seasoned performers who will enable us to achieve these objectives,” he continued.

Kirsty Roth joins from HSBC where she was Global Head of Operations and a Group General Manager, leading a team of 36,000 across 52 countries where she oversaw the digital transformation of HSBC’s operational functions. Prior to that, she was COO for Finance, Operations and IT at Credit Suisse from 2011 to 2015 and a Consulting Partner with Deloitte for 10 years, based in London, Zurich and New York. Kirsty lives with her husband and two daughters in Switzerland and will be based at our operational centre in Zug, Switzerland, starting August 24.

David Wong recently joined from Facebook where he was responsible for building products for marketers that measure the effectiveness of their investments in the $70 billion Facebook advertising platform. He is a leader in product methodology research and an inventor and innovator on four patents. David previously held senior roles at both Nielsen, as SVP of Product Leadership leading the digital measurement product portfolio, and prior to that at McKinsey & Company. David will be based at our corporate headquarters in Toronto. He and his husband currently live in San Francisco.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

CONTACTS

MEDIA	INVESTORS

David Crundwell Head of Corporate Affairs +44 79 0989 8605 david.crundwell@tr.com	Frank J. Golden Head of Investor Relations +1 646 223 5288 frank.golden@tr.com